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                                January 25, 2021

       James O'Rourke
       Chief Executive Officer
       Powerdyne International, Inc.
       45 North Main Street
       North Reading, MA 01864

                                                        Re: Powerdyne
International, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form 10
                                                            Filed January 15,
2021
                                                            File No. 000-53259

       Dear Mr. O'Rourke:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response and any amendment you may file in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 7, 2021.

       Amendment No. 3 to Registration Statement on Form 10 filed January 15,
2021

       General

   1. We note your response to prior comment 6 and your disclosure that you have no intent to continue to engage in
the business of buying and selling digital assets. With respect to the digital assets
currently held by the Company please tell us how you will be able to limit your holdings to less
than 40% of total assets in light of the volatility of digital assets and your statement on page
F-29 that the "coins are held in anticipation of future price appreciation as crypto
currencies become more widely accepted."
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        You may contact Kathryn
Jacobson, Staff Accountant, at (202) 551-3365 or Robert
 James O'Rourke
Powerdyne International, Inc.
January 25, 2021
Page 2

Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                         Sincerely,
FirstName LastNameJames O'Rourke
                                                         Division of
Corporation Finance
Comapany NamePowerdyne International, Inc.
                                                         Office of Technology
January 25, 2021 Page 2
cc:       William Barnett
FirstName LastName